UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702-5627

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements of the Idaho Power Company Employee Savings Plan
as of December 31, 2018 and 2017 and for the Year Ended December 31, 2018:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 9

Supplemental Schedule as of December 31, 2018:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	11

Exhibits:

Index	12

23.1 Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee, Plan Administrator, and Participants
Idaho Power Company Employee Savings Plan
Boise, Idaho

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Idaho Power Company Employee Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EIDE BAILLY LLP

We have served as the Idaho Power Company Employee Savings Plan’s auditor since 2014.

Denver, Colorado
June 20, 2019

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
INVESTMENTS – at fair value:
Participant-directed	$538,168,321	$562,883,302
RECEIVABLES:
Notes receivable from participants	6,004,901	6,459,560
Participant contributions	79,195	707,083
Employer contributions	27,688	260,085
Total receivables	6,111,784	7,426,728
Cash	14	977
TOTAL ASSETS	544,280,119	570,311,007
NET ASSETS AVAILABLE FOR BENEFITS	$544,280,119	$570,311,007

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018
CONTRIBUTIONS:
Participant contributions	$22,244,463
Employer contributions:
Cash	7,182,344
Total contributions	29,426,807
INVESTMENT INCOME/(LOSS):
Net depreciation in fair value of investments	(46,658,387)
Dividends and interest	23,889,936
Net investment loss	(22,768,451)
DEDUCTIONS:
Benefits paid to participants	32,498,111
Administrative expenses	191,133
Total deductions	32,689,244

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(26,030,888)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	570,311,007
End of year	$544,280,119

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information on the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees (full-time, part-time, and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (collectively, the Company), including Idaho Power Company (the Plan Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan Sponsor's fiduciary committee controls and manages the operation and administration of the Plan. T. Rowe Price is the trustee of the Plan.

Eligibility - Employees who have attained 18 years of age are eligible to participate in the Plan and may enroll on their hire date; however, matching contributions are only vested upon completion of twelve months of employment.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan. Employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature. Per the second amendment to the Plan, which was signed in 2017 and became effective January 1, 2018, a participant may elect to contribute to any or all features up to 80 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations. Prior to the effective date of the amendment, the percentage of eligible pay was 100 percent. Eligible employees who do not make an affirmative election to participate (or to not participate) in the Plan are, subject to notice required by the IRC, deemed to have made an election to make a deferral contribution of 6 percent of the employee's compensation, which the employee can alter or revoke at any time.

The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant’s first 2 percent of eligible pay contributed to the Plan and 50 percent of the next 4 percent of eligible pay contributed to the Plan. Participant contributions in excess of 6 percent of eligible pay are not matched by the Company. Participants may also contribute certain rollover contributions from other plans.

Participant Accounts - Individual accounts are maintained for each Plan participant for each Plan feature, as applicable. Each participant’s account is credited, as applicable, with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses, and as applicable, any administrative expenses. Gains and losses on investments are allocated to participants’ accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers eleven ready-mixed (target date) portfolios, 24 core mutual funds, one common collective trust money market deposit account and IDACORP common stock as investment options for participants. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan. Upon enrollment in the Plan, a participant may direct deferrals and employer contributions in any of the investment options offered by the Plan. Participants may change their investment options daily.

Vesting - Participants are fully vested immediately in their own contributions, plus actual earnings thereon. Matching contributions are vested only for participants who have completed twelve cumulative months of service. Matching contributions that are forfeited may be used to reduce the Company’s matching contribution in the year following the year in which the forfeiture arose. Matching contributions of $20,928 were forfeited during the year ended December 31, 2018.

Notes Receivable from Participants - Under certain circumstances participants may borrow against their vested account balances. The maximum principal amount of any loan is the lesser of (i) 50 percent of the balance of a participant’s vested account balance, determined on the day of the loan, minus the balance of all other loans from all other qualified plans, outstanding on that date, or (ii) $50,000, minus the participant’s highest outstanding principal balance of loans from the Plan, and from all other qualified plans, to the participant during the period of one year ending on the day preceding the origination of the loan being requested. Amounts held in a self-directed brokerage fund are included in the calculation of the maximum principal amount available for a loan but may not be used as a source for a loan. The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent. The interest rate will remain fixed through the duration of the loan. All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years. The Plan permits only one outstanding loan per participant at a time. Principal and interest are paid through payroll deductions and credited to the participant's account. As of December 31, 2018, participant loans have maturities through 2028 at interest rates ranging from 4.25 percent to 6.25 percent.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant’s disability, termination of employment, or death. In the event of disability or termination of employment, benefits are distributed when the participant elects to receive a distribution, which may be in the form of a lump sum distribution or monthly, quarterly, semi-annual, or annual installments, or when the participant is required to take a minimum distribution as defined by the IRC. Upon the death of a participant, a beneficiary who is not a surviving spouse may take a lump sum distribution or elect an installment form of payment (monthly, quarterly, semi-annual, or annual) for a payment period of up to five years. A beneficiary who is a surviving spouse may take a lump sum distribution, elect an installment form of payment (monthly, quarterly, semi-annual, or annual) or remain in the Plan, subject to the mandatory minimum distribution requirements of the IRC. The Plan conditionally offers certain additional benefits to survivors of participants who die while performing qualified military service, as defined in the IRC. Notwithstanding the above, in the event of death, disability, or termination of employment, for account balances of $1,000 or less, a lump sum payment will be made automatically. Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals from the Deferred and Rollover Features to be made (1) by participants who have incurred a hardship (as defined in the Plan) or (2) as frequently as once per calendar quarter by participants who have attained age 59 ½. In-service withdrawals also are permitted with respect to a participant’s after-tax contributions invested in the Savings Feature as frequently as once per calendar quarter. In-service withdrawals are permitted from the Roth 401(k) Feature if they are qualified distributions.

The Plan permits qualified reservist withdrawals of a participant's contributions from amounts attributable to elective deferrals in the Plan to be made by participants who are ordered or called to active military duty at specified times if certain conditions specified in the Plan are satisfied.

The Plan allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP. The Plan allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ materially from those estimates.

Risks and Uncertainties - Participants in the Plan invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market volatility risks. Based on the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' accounts and the amounts reported in the financial statements.

Investment Valuation and Loss Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The classification of investment losses reported in the Statement of Changes in Net Assets Available for Benefits may differ from the classification of losses on Form 5500 due to different reporting requirements on Form 5500.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses had been recorded as of December 31, 2018 and 2017.

Payment of Benefits - Benefits are recorded when paid. There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2018 or 2017.

Administrative Expenses – Administrative expenses and certain fees relating to the Plan are shared by the Plan’s Sponsor and Plan participants, as provided for in the Plan document. Plan participants who have a brokerage account also pay a quarterly administrative fee.

Subsequent Events – The Plan Sponsor has evaluated subsequent events through June 20, 2019, the date which the financial statements were available to be issued.

3.    FAIR VALUE MEASUREMENTS

The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There were no changes in the methodologies used at December 31, 2018 and 2017, nor were there any transfers between levels for the years ended December 31, 2018 and 2017. The following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.

•
Brokerage securities: comprised of cash, common stocks, and mutual funds, which are valued at the closing price reported on the active market on which the securities are traded or quoted market prices.

•
Common Collective Trust Funds: Common collective trust funds are composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the common collective trust. The net asset value is readily available and used to estimate fair value. Participant transactions (purchases and sales) may occur immediately. If the plan initiates a full redemption of the collective trust, no notice to the issuer is required.

The table below presents by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2018 and 2017.

	Level 1	Level 2	Level 3	Total
2018:
IDACORP Common Stock	$86,105,249	$—	$—	$86,105,249
Mutual Funds	405,904,320	—	—	405,904,320
Brokerage Securities	6,623,476	—	—	6,623,476
Common Collective Trust, Money Market	—	39,535,276	—	39,535,276
Total	$498,633,045	$39,535,276	$—	$538,168,321

2017:
IDACORP Common Stock	$89,208,924	$—	$—	$89,208,924
Mutual Funds	433,213,847	—	—	433,213,847
Brokerage Securities	6,137,843	—	—	6,137,843
Common Collective Trust, Money Market	—	34,322,688	—	34,322,688
Total	$528,560,614	$34,322,688	$—	$562,883,302

4.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the IRC. The Plan document includes provisions for the distribution of vested contributions in the event of the termination of the Plan.

5.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated February 28, 2017, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC. The Company and the Plan Administrator believe that the Plan, including amendments subsequent to the date of the determination letter, is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.     RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan offers IDACORP common stock as an investment option for participants. IDACORP is the parent company of the sponsoring employer; therefore, these transactions qualify as party-in-interest transactions. At December 31, 2018 and 2017, the Plan held 925,266 and 976,455 shares, respectively, of common stock of IDACORP, with a cost basis of $41,142,337 and $40,764,555, respectively.

During the year ended December 31, 2018, the Plan recorded dividend income from IDACORP of $1,906,095.

7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits per the Plan’s financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$544,280,119	$570,311,007
Total deemed distributions to participants	(252,659)	(243,145)
Total net assets per the Form 5500	$544,027,460	$570,067,862

The following table reconciles the increase in net assets per the financial statements to the Form 5500:

Year ended December 31, 2018
Decrease in net assets per the financial statements	$(26,030,888)
Add: Decrease in deemed distributions to participants	1,642
Less: Interest on deemed distributions	(11,156)
Net loss per the Form 5500	$(26,040,402)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	IDACORP, Inc.	Common Stock		$86,105,249
	Vanguard	Vanguard Institutional Index Fund		49,445,394
*	T. Rowe Price	US Treasury Money Market Retail Common Collective Trust		39,535,276
	Harbor Funds	Harbor Capital Appreciation Fund		34,610,530
	Dodge & Cox Funds	Dodge & Cox Income Fund		30,943,001
	Vanguard	Vanguard Balanced Index Fund		20,298,674
*	T. Rowe Price	T. Rowe Price Equity Income Fund		19,995,074
	Vanguard	Vanguard Mid Cap Index Fund		18,188,496
	American Funds	American Funds Target 2025		17,231,853
	American Funds	American Funds Target 2020		17,017,441
	American Funds	American Funds Target 2040		16,852,766
	American Funds	American Funds Target 2035		16,794,831
	MFS	International Growth R6		16,678,627
	Invesco Investments	Invesco Small Cap Growth Fund		15,522,028
	American Funds	American Funds Target 2030		14,975,756
	Transamerica	Transamerica Small Cap Value I		14,576,417
	Vanguard	Vanguard Total Bond Market Index Fund		11,960,637
	American Funds	American Funds Target 2045		11,931,757
	Vanguard	Vanguard Small Cap Index Fund Institutional Class		9,590,896
	Putnam Investments	Putnam Equity Income Fund		9,287,169
	American Funds	American Funds Target 2050		8,394,998
	Brokerage Account	Brokerage Securities		6,623,476
	Putnam Investments	Putnam High Yield Advantage		6,078,508
	American Funds	American Funds Target 2015		5,117,719
	Dimensional Fund Advisors	DFA International Small Company Portfolio		4,870,660
	Causeway Funds	Causeway International Value Fund Institutional		4,533,919
	Vanguard	Vanguard Total International Stock Index Institutional		4,237,954
	Payden Funds	Payden Low Duration Fund		3,856,643
	Vanguard	Vanguard Selected Value		3,665,169
	Dimensional Fund Advisors	DFA International Small Company Fund		3,311,599
	Harding Loevner Funds	Harding Loevner Emerging Markets Portfolio		3,181,994
	American Funds	American Funds Target 2010		3,146,829
	American Funds	American Funds Target 2055		2,889,670
	Putnam Investments	Putnam Global Income Trust		2,830,322
	Baird Funds	Baird Mid Cap Fund Institutional		1,660,509
	Credit Suisse	Credit Suisse Commodity Return Strategy Fund Class I		1,248,443
	American Funds	American Funds Target 2060		769,127
	Wasatch Funds	Wasatch Frontier Emerging Small Countries Fund		208,910
*	T. Rowe Price	Cash		14
* ***	Notes Receivable From Participants	Maturing 2019 - 2028 at interest rates of 4.25% - 6.25%	$—	5,752,242

				$543,920,577

* Denotes a permitted party-in-interest with respect to the Plan.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Net of $252,659 in deemed loan distributions.

SIGNATURES

 The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:	/s/ Steven R. Keen
Idaho Power Company, as Plan Administrator,
by Steven R. Keen,
Senior Vice President, Chief Financial Officer, and Treasurer

 Date:  June 20, 2019

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm